June 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Dale Welcome and Kevin Stertzel
Division of Corporation Finance
Office of Manufacturing

Re:	Honeywell International Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed February 14, 2025
File No. 001-08974

Dear Mr. Welcome and Mr. Stertzel:
I am writing in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Honeywell International Inc., a Delaware corporation (the “Company”), related to the Company’s Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”).
For your convenience, the Company sets forth below the Staff’s comments in bold and italics, followed by the Company’s responses thereto. All references to page numbers in the Company’s responses are to the pages of the 2024 Form 10-K.
The Company respectfully submits the following as its responses to the Staff:
Form 10-K for the year ended December 31, 2024

Critical Accounting Estimates
Sales Recognition on Long-Term Contracts, page 42

1.We note that for certain long-term contracts, you recognize revenue based on an overtime recognition model using the cost-to-cost input method, and judgment is required when estimating total revenue and cost at completion on the over-time arrangements, as well as whether a loss is expected to be incurred on the contract. Please address the following items:

•Tell us whether you have recognized material favorable or unfavorable changes in estimates with respect to these contracts and provide us the gross amounts of favorable and unfavorable changes recognized during each period presented as part of your response.

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 9, 2025

•Tell us the amount of contract losses recognized during each period presented and the status of material loss contracts.

•Revise your disclosures in future filings to quantify and discuss, if material, the gross impacts of changes in contract estimates, including contract losses, during each period presented pursuant to Item 303(b)(3) of Regulation S-K.

The Company has not recognized material favorable or unfavorable changes in estimates related to the long-term contracts with revenue recognized based on an overtime recognition model using the cost-to-cost input method quantitatively and qualitatively in any of the last three fiscal years.
The following table provides Honeywell's gross amounts of favorable and unfavorable changes in estimates, inclusive of contract losses, recognized in 2024, 2023, and 2022, and also provides the total net adjustments as a percentage of net sales and as a percentage of income before taxes for each respective period.

(dollar in millions)	2024	2023	2022
Gross favorable adjustments	$461	$384	$398
Gross unfavorable adjustments	$(184)	$(357)	$(271)
Total net adjustments	$277	$27	$127
Net sales	$38,498	$36,662	$35,466
Net adjustments as a % of net sales	0.7%	0.1%	0.4%
Income before taxes	$7,213	$7,159	$6,379
Net adjustments as a % of income before taxes	3.8%	0.4%	2.0%

The Company has a large number of active customer contracts at any given time, and processes a large number of immaterial small dollar adjustments in any given year. For example, in the year ended December 31, 2024, we had more than 10,200 gross favorable adjustments and 5,100 gross unfavorable adjustments with an average gross dollar per adjustment of approximately $44,800 and $35,600, respectively. Also, in the year ended December 31, 2024, no single adjustment was greater than $6.9 million (0.02% of net sales and 0.10% of income before taxes). As part of our standard quarterly process, we analyze and update our estimates for percentage-of-completion contracts, as necessary.

Included in the gross unfavorable adjustments reflected in the table above are aggregate recognized contract losses of $32.6 million, $29.9 million, and $34.3 million in 2024, 2023, and 2022, respectively, which were not material to Honeywell's results of operations. As of December 31, 2024, there were no material loss contracts.

Historically, the Company has not disclosed the gross impacts of changes in contract estimates due to the large number and diversity of contracts underlying the net adjustments, and the immateriality of the aggregate and individual impact of contract adjustments. If aggregate gross favorable adjustments, gross unfavorable adjustments (including contract losses), or aggregate net adjustments become material to net sales or income before taxes, Honeywell will provide disclosures of gross favorable and gross

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 9, 2025

unfavorable changes in estimates and contract losses in future filings pursuant to Item 303(b)(3) of Regulation S-K.

Financial Statements and Supplementary Data
Note 22. Segment Financial Data, page 110

2.We refer to the realignment, during the first quarter of 2024, of certain of your business units into two new reportable business segments, Industrial Automation and Energy and Sustainability Solutions, and have the following comments:

•In regard to the Industrial Automation reportable segment, please tell us in sufficient detail how you determined that the respective operating segments met the aggregation criteria upon the addition of the Process Solutions business unit. Refer to ASC 280-10-50-11.

•Please tell us whether the change in reportable segments impacted your existing reporting units prior to the realignment. If so, please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. Refer to ASC 350-20-35-3C(f) and ASC 350-20-35-45.

The Company identifies operating segments in accordance with ASC 280-10-50-1. In October 2023, Honeywell announced plans to realign our business portfolio to three compelling megatrends. As part of this realignment, effective January 2024, the Company changed its organization structure, combining the Process Solutions business unit with the former Safety and Product Solutions business units to form our Industrial Automation segment.

On January 1, 2024, the Company appointed a President and Chief Executive Officer (CEO) of Industrial Automation, reporting directly to the chief operating decision maker (CODM). In the first quarter of 2024, the information regularly reviewed by the CODM changed to include the operating results and budget of the Industrial Automation segment and this information is used by the CODM to assess its performance and allocate resources. The compensation structure for the President and CEO of Industrial Automation is partially based on the performance of the Industrial Automation business.

Based on these considerations, the Company identified Industrial Automation as an operating segment and reports information on that operating segment under ASC 280-10-50-10. The Company does not maintain operating segments below Industrial Automation to aggregate. Since it combined the Process Solutions business unit and former Safety and Products Solutions business units collectively together as one new operating segment under ASC 280-10-50-1, the Company was not required to and has not applied the separate aggregation criteria outlined in ASC 280-10-50-11 to the Industrial Automation segment because it was determined to be one operating segment.

Honeywell's realignment during the first quarter of 2024 did not impact the Company's reporting units. The reporting unit composition is unchanged before and after the reorganization. As a result of the realignment, the Process Solutions reporting unit moved to the Industrial Automation segment with no changes in the composition or carrying amount of its net assets. In addition, there were no events or changes in circumstances identified that would more likely than not reduce the fair value of an

U.S. Securities and Exchange Commission
Division of Corporation Finance
June 9, 2025

existing reporting unit below its carrying amount as a result of this move. Therefore, the Company was not required to perform an interim goodwill impairment test.

* * *

Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me by phone at (704) 303-0112 or email at robert.mailloux@honeywell.com.

Sincerely,

/s/ Robert Mailloux

Robert Mailloux
Vice President and Controller

cc:	Mike Stepniak
Senior Vice President and Chief Financial Officer
Honeywell International Inc.

Su Ping Lu
Senior Vice President, General Counsel and Corporate Secretary
Honeywell International Inc.